August 13, 2025

Travis Dalton
President and Chief Executive Officer
Claritev Corp
7900 Tysons One Place
Suite 400
McLean, VA 22102

       Re: Claritev Corp
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289361
Dear Travis Dalton:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Robert J. Endicott